Mail Stop 3720

June 8, 2007

Via U.S. Mail and Fax
Stanley Wirtheim
Chief Financial Officer
SmartPros Ltd.
12 Skyline Drive
Hawthorne, NY 10532

      RE: **SmartPros Ltd.**
               Form 10-KSB for the fiscal year ended December 31, 2006
               Filed March 26, 2007
               File No. 001-32300

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

               Sincerely,

               Larry Spirgel
               Assistant Director